American Bonanza Repays Gold Loan and Provides Copperstone
Gold Mine Progress

December 20, 2012 - American Bonanza Gold Corp. (TSX: BZA, OTCQX: ABGFF) ("Bonanza” or "Company") is pleased to announce that the 100% owned Copperstone gold mine in Arizona continued to make significant progress during November. During November Copperstone has increased ore output from the underground mine and accelerated the development mining. The Company is encouraged with the recent progress as it continues towards its goal of achieving commercial production, now estimated for the first quarter of 2013.

Bonanza is pleased to announce that it has completed on schedule the repayment of the secured gold prepayment facility with Resource Income Fund, L.P. ("RIF") whereby Bonanza sold 3,936 ounces of gold for delivery during 2012 (the "Facility"). The Facility was a forward contract structured to deliver 3,936 ounces of gold over a 32 week term in the amount of 123 ounces per week starting on May 7, 2012 and ending on December 10, 2012. The 3,936 ounces of gold that were committed under this gold facility represent approximately 1.5% of the proven mineral reserves at the Copperstone gold mine.

Development Mining

During November, ore was available for mining in five zones, which is up from three zones during October. This is a significant achievement towards bringing mine output to design levels of 450 tons per day of ore. The five zones are developed, with access, power distribution, and water management being maintained as development mining continues to improve.

The main objective for the development mining program is now to provide access to one or two additional zones over the next month. This will provide ore available for mining subsequent to the zones which are currently being mined. A dedicated development mining team is being deployed during December to continue the acceleration of the development mining.

Ore Mining

As a consequence of the development mining accelerating, ore extraction rates improved during November and continue to improve during December. Total rock mined during November averaged 605 tons per day, and ore mined averaged 269 tons per day, with development mining averaging 337 tons per day. All of these mining rates are roughly double the October mining rates, indicating significant improvement in the mining at Copperstone. The average daily ore mined represents about 60% of the targeted design rate of 450 tons of ore per day, again, roughly double the ore mining rate in October.

During November, the mine performance improved to an average of 5 rounds of mining progress per day, as compared to 3 rounds per day in October. (A round at Copperstone is eight feet of mining advance resulting from one phase of drilling, blasting and mucking. Although this varies according to rock type, one round at Copperstone generally contains roughly 100 tons of rock).

Ore Processing

Ore tonnage processed through the gold plant during November was steady relative to performance in October. Ore processed during November averaged 351 tons per day (360 tons per day in October), which is 78% of the designed rate of 450 tons per day. The mill throughput is being maintained at this level as the ore feed is comprised increasingly of ore mined from underground. The percentage of mill feed comprising ore grade rock improved to 77% in November compared to less than 50% in October. The balance of processed material is lower grade stockpile rock and low grade mined underground. The milling facility is capable of processing higher tonnage, and will do so in the future as ore extraction from the mine continues to increase.

Mill recovery during November averaged 72%, reflecting the effect of processing the lower grade material, which impacts recovery. Feed to the mill during the beginning of December contains a substantially higher percentage of ore mined from underground, and less lower grade material, which has the potential to increase overall grades and improve recoveries.

Concentrates

Concentrate grades for the gravity circuit averaged 25 ounces of gold per ton, and the flotation concentrate grades averaged 13 ounces per ton. These concentrate grades are improvements over the third quarter performance, and early indications appear much stronger during December. A total of 650 ounces of gold were recovered in concentrate during October. The ounces of gold recovered during November were adversely impacted by ore transport and handling shortcomings exposed by the higher mining rates, and the greater tonnages of rock mined temporarily overwhelmed the ore transport and handling systems. Early indications are that this has been resolved during late November and early December.

Mine and mill performance for the full month of December will be announced during mid-January.

Bonanza wishes to welcome Wayne Tisdale to the Board of Directors. Mr. Tisdale has 35 years of experience in resource financing, exploration and development. He runs his own merchant banking company and sits on the board of directors of a number of private and public companies including president of Declan Resources Inc., a mining issuer operating in Africa.

Mr. Brian Kirwin, President & CEO, commented: "We at Bonanza are thrilled to welcome Mr. Tisdale to the Board of Directors, and are encouraged by recent progress from the underground mine. The gold recovery plant continues to perform well, and recent progress underground suggests that the mine is steadily improving and we look forward to bringing the Copperstone gold mine up to design throughput in the near future."

This release was reviewed by Douglas Wood, P.G., Vice President, Exploration of Bonanza, a non-independent Qualified Person within the meaning of NI 43-101.

About Bonanza

Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS
This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the expected increase in head grades, that concentrate grades will improve with optimization of the processing plant and increased tonnages, that changes to the gravity circuit will optimize recoveries, that the processing plant will adapt more readily to changing grades resulting in greater gold recoveries, that the Company will be able to continue increasing throughput to the processing plant up to design levels, the tons mined will continue increasing to design levels, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, the granting of future key permits, estimated metal production and the timing thereof; and any capital and operating and cash flow estimates and operating costs is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets,the experience of miners and plant staff, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com